June 17, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Attn: Susan Block, Staff Attorney

100 F Street, N.E.

Washington, D.C.  20549

Re:	America First Multifamily Investors, L.P.
Amendment No. 1 to Registration Statement on Form S-4
Filed on May 27, 2021
File No. 333-255475

Dear Ms. Block:

We have received the Staff’s letter dated June 11, 2021, detailing your office’s review of the above-referenced Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) of America First Multifamily Investors, L.P. (the “Registrant”).  On behalf of the Registrant, below are our responses to those comments.  For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

Contemporaneously with this letter, the Registrant also is filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”) via EDGAR reflecting our responses to your comments.  In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and a copy of Amendment No. 2, marked to show changes.  References in this letter to the “prospectus” mean the prospectus, as amended, being filed with the Amendment No. 2.

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Amendment No. 1 to Registration Statement on Form S-4

General

1.

We note your response to our prior comment 1 that offers are expected to be made on a continuous basis once the registration statement is declared effective.  We also note the disclosure on page 54 that “from time to time” you intend to offer holders of your outstanding Series A Preferred Units newly issued Series A-1 Preferred

14311 FNB PARKWAY, SUITE 211, OMAHA, NE 68154 | T 402-952-1235| WWW.ATAXFUND.COM

Susan Block

Securities and Exchange Commission

June 17, 2021

Units in exchange for their Series A Preferred Units.  Please clarify that you intend to make offers on a continuous basis and confirm your understanding that if you suspend making offers, it may no longer be deemed a continuous offering under Rule 415 and you may need to file a new registration statement.

Response:  In response to the Staff’s comment, the Registrant has revised its disclosures in the Amendment No. 2 to clarify that the Registrant intends to make offers on a continuous basis, as you requested.  I refer you to the cover page of the prospectus set forth in the Amendment No. 2, page 1 of the prospectus under the caption “About this Prospectus,” and page 54 of the prospectus under the caption “Plan of Distribution” for the revised disclosures.  The Registrant hereby further confirms its understanding that if the Registrant suspends making offers, it may no longer be deemed a continuous offering under Rule 415 and it may need to file a new registration statement.

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We appreciate your review of our responses to your comments.  Should you have additional comments or questions, please contact me at (402) 952-1233, or our outside counsel, David P. Hooper, at (317) 231-7333.

Sincerely,

/s/ Jesse A. Coury

Jesse A. Coury

Chief Financial Officer

cc:	Kenneth C. Rogozinski, America First Multifamily Investors, L.P.
David P. Hooper, Esq., Barnes & Thornburg LLP